SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 11)
______________
TARO PHARMACEUTICAL INDUSTRIES LTD.
(Name of Subject Company (Issuer))
______________
ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LTD.
(Name of Filing Person (Offeror))
a subsidiary of
SUN PHARMACEUTICAL INDUSTRIES LTD.

ORDINARY SHARES, NOMINAL (PAR) VALUE NIS 0.0001 PER SHARE
(Title of Class of Securities)

M8737E108
(CUSIP Number of Class of Securities)
______________
Mr. Harin P. Mehta
Director
Alkaloida Chemical Company Exclusive Group Ltd.
Kabay János u. 29, H-4440 Tiszavasari, The Republic of Hungary
+36-42-521-005
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of filing persons)
______________
Copy to:
Peter D. Lyons Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000	Clifford M. J. Felig Meitar Liquornik Geva & Leshem Brandwein 16 Abba Hillel Silver Rd. Ramat Gan 52506, Israel (972) 3-610-3100

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**

$194,554,682.50	$7,646.00

*	Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $7.75, the per share tender offer price, by 25,103,830 shares.
**	Calculated as 0.00393% of the transaction value.
☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$7,800.00	Filing Party:	Alkaloida Chemical Company Exclusive Group Ltd.
	Form or Registration No.:	Schedule TO	Date Filed:	June 30, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 11 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on June 30, 2008, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and Amendment No. 10 (as so amended, the “Schedule TO”) by Alkaloida Chemical Company Exclusive Group Ltd. (“Purchaser”), a Hungarian company and a subsidiary of Sun Pharmaceutical Industries Ltd. (“Sun”), an Indian company.  This Schedule TO relates to the offer by Purchaser to purchase all outstanding Ordinary Shares, nominal (par) value NIS 0.0001 per share, of Taro Pharmaceutical Industries Ltd. (the “Company”), an Israeli corporation, at a purchase price of $7.75 per Ordinary Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 30, 2008 and in the related Letter of Transmittal.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 4.	Terms of the Transaction.

Item 4 of Schedule TO is hereby amended and supplemented as follows:

Section 1 of the Offer to Purchase entitled “Terms of the Offer; Expiration Date” is hereby amended and supplemented as follows:

The tenth paragraph of Section 1 is hereby amended and restated in its entirety as follows:

“Purchaser shall pay (subject to applicable withholding taxes) for all Ordinary Shares validly tendered and not withdrawn, promptly following the acceptance of Ordinary Shares for payment pursuant to the Offer.  Notwithstanding the immediately preceding sentence and subject to the applicable rules of the Commission and the terms and conditions of the Offer, Purchaser also expressly reserves the right (but will not be obligated) (i) to delay payment for Ordinary Shares in order to comply in whole or in part with the Proration Requirement (any such delay shall be effected in compliance with Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), which requires Purchaser to pay the consideration offered or to return Ordinary Shares deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer), (ii) to extend or terminate the Offer and not to accept for payment or pay for any Ordinary Shares not theretofore accepted for payment or paid for, upon the occurrence of any of the conditions to the Offer specified in Section 14, and (iii) to amend the Offer or to waive any conditions to the Offer, in each case by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof.”

Section 2 of the Offer to Purchase entitled “Acceptance for Payment for Ordinary Shares; Transfer of Ordinary Shares to the Trust” is hereby amended and supplemented as follows:

1

The third sentence of the first paragraph of Section 2 is hereby amended and restated in its entirety as follows:

“Notwithstanding the immediately preceding sentence and subject to applicable rules and regulations of the Commission, Purchaser expressly reserves the right to delay payment for Ordinary Shares in order to comply in whole or in part with the Proration Requirement.”

Section 3 of the Offer to Purchase entitled “Procedures for Accepting the Offer and Tendering Ordinary Shares” is hereby amended and supplemented as follows:

The eighth paragraph entitled “Determination of Validity” of Section 3 of the Offer to Purchase is hereby amended and restated as follows:

“Determination of Validity.  All questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Ordinary Shares will be determined by Purchaser, in its sole discretion, which determination shall be final and binding on all parties, provided, however, such determination is subject to any decision made by a court of competent jurisdiction upon a lawful challenge to Purchaser’s determination. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful.  Purchaser also reserves the absolute right to waive any condition of the Offer to the extent permitted by applicable law or any defect or irregularity in the tender of any Ordinary Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders.  No tender of Ordinary Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived.  None of Purchaser, Sun or any of their respective affiliates or assigns, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.  Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding, provided, however, such determination is subject to any decision made by a court of competent jurisdiction upon a lawful challenge to Purchaser’s determination.”

Section 4 of the Offer to Purchase entitled “Withdrawal Rights” is hereby amended and supplemented as follows:

The first sentence of the third paragraph of Section 4 of the Offer to Purchase is hereby amended and restated as follows:

“All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding, provided, however, such determination is subject to any decision made by a court of competent jurisdiction upon a lawful challenge to Purchaser’s determination.”

2

Section 14 of the Offer to Purchase entitled “Certain Conditions of the Offer” is hereby amended and supplemented as follows:

The second paragraph of Section 14 of the Offer to Purchase is hereby amended and restated as follows:

“The foregoing conditions are for the sole benefit of Purchaser and its affiliates and may be asserted by Purchaser and/or its affiliates regardless of the circumstances giving rise to any such condition (unless Purchaser and/or its affiliates cause the triggering of such conditions) or, may be waived by Purchaser and/or its affiliates in whole or in part at any time and from time to time prior to the expiration of the Offer in their sole discretion.  The failure by Purchaser and/or its affiliates at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration of the Offer.”

3

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 8, 2008

ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LTD.

By:	/s/ Harin Mehta
	Name:	Mr. Harin Mehta
	Title:	Director

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 8, 2008

SUN PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Sudhir V. Valia
	Name:	Mr. Sudhir V. Valia
	Title:	Director